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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): __Form 10-K  __Form 20-F  __Form 11-K   X Form 10-Q  __Form N-SAR
                                                    --

               For Period Ended: March 31, 2000
                                 ----------------------
               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [X]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR
               For the Transition Period Ended:  ______________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRATION INFORMATION

                     Capital Preferred Yield Fund-II, L.P.
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Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

                     7175 West Jefferson Ave., Suite 4000
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Address of Principal Executive Officer (Street and Number)

                           Lakewood, Colorado 80235
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be file without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report
[X] on Form 10-K, Form 20-F, 11-K, Form - SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The General Partner of the Registrant completed a software conversion for its lease accounting system in December 1999. As a result, additional time was necessary for Y2K testing and account reconciliations to ensure accurate reporting in the financial statements and related disclosures. Additionally, the General Partner of the Registrant reported a loss in the prior quarter that resulted in defaults under certain creditor agreements. These defaults have resulted in extensive reviews of the General Partner's operations and negotiations with its creditors. The combination of the reconciliation of data due to the system conversion, the review of operations and the lender negotiations have resulted in an unavoidable delay in the close of the Registrant's books for its first quarter and the preparation and filing of its Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael J. Schuh                   (303)                   980-7374
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           (Name)                     (Area Code)           (Telephone Number)

(2) Have all or periodic reports under Section 13 or 15(d) of the Securities Act of 1934 Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                                               X Yes     ____ No
                                                             ----


     ___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               ____ Yes  X   No
                                                                        ----

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                     Capital Preferred Yield Fund-II L.P.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      May 16, 2000                        By /s/ John F. Olmstead
      ---------------------------------       ---------------------------------
                                              President and Director

INSTRUCTION: The form may be signed by an executive office of the registrant ofr by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive office), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.









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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.